Mail Stop 3561

July 15, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re: Reed's, Inc.**
> **Registration Statement on Form S-3/A**
> **File No. 333-159298**
> **Filed June 23, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note your response to comment 1 to provide the information to comply with Instruction 7 of Form S-3 regarding IB.6. We also note your statement that "as of the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof." Please revise to reflect the company's offering on Form S-3 333-156908 filed on 1/23/09, as amended.

Form 10-K for the fiscal year ended December 31, 2008 Filed on March 27, 2009

Item 9A. Controls and Procedures, page 27

2. We note your response to comment six of our letter dated June 5, 2009, and we reissue it. It is unclear why your material weaknesses with your lack of segregation of duties, backup systems, and documentation and review of your internal control would not also affect "the information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." *See* Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please revise or advise us in sufficient detail why your material weaknesses related to your internal control over financial reporting would not materially affect your disclosure controls and procedures.

Form 10-Q Filed May 13, 2009

Item 4T. Controls and Procedures, page 17

3. In light of your response to comments 3B and five of our comment letter dated June 5, 2009, please revise your discussion in the "Changes in Internal Control over Financial Reporting" section to discuss your remediation efforts that have occurred since the fiscal year ended December 31, 2008.

4. In light of comment two above, please either amend your assessment of your disclosure controls and procedures for the quarter ended March 31, 2009 or advise us why it is not necessary.

Form S-3/A (File no. 333-156908) Filed on May 4, 2009

5. We reissue comment seven of our letter dated June 5, 2009. Please resolve the staff's outstanding comments for your Form S-3/A (File no. 333-156908) prior to requesting acceleration for Form S-3 (File no. 333-159298).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Marcelle S. Balcombe, Esq.
       Fax: (212) 930-9725